                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K



(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934


FOR THE TRANSITION PERIOD FROM _______________________ TO _____________________


Commission file number:  1-12552


               THE TALBOTS, INC. RETIREMENT SAVINGS VOLUNTARY PLAN
                               (Title of the Plan)

                                THE TALBOTS, INC.
                         (Issuer of the securities held)

                    Delaware                               41-1111318
       ----------------------------------            ---------------------------
        (State or other jurisdiction of                   (I.R.S. Employer
         incorporation or organization)                  Identification No.)


     One Talbots Drive, Hingham, Massachusetts                   02043
-------------------------------------------------    ---------------------------
    (Address of principal executive offices)                 (Zip Code)

                                 (781) 749-7600
              ----------------------------------------------------
              (Registrant's telephone number, including area code)

THE TALBOTS, INC.
RETIREMENT SAVINGS VOLUNTARY PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                            PAGE

INDEPENDENT AUDITORS' REPORT                                                  1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2000
 AND 1999:

   Statements of Net Assets Available for Benefits                            2

   Statements of Changes in Net Assets Available for Benefits                 3

   Notes to Financial Statements                                            4-6

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2000:

   Schedule H, Part IV Line 4i - Schedule of Assets Held for Investment
    Purposes at End of Year                                                   7

SIGNATURES                                                                    8

EXHIBIT I - INDEPENDENT AUDITORS' CONSENT                                     9

Schedules required under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which the schedules are required.

INDEPENDENT AUDITORS' REPORT


To the Trustees and Participants of
   The Talbots, Inc. Retirement Savings Voluntary Plan:

We have audited the accompanying statements of net assets available for benefits of The Talbots, Inc. Retirement Savings Voluntary Plan (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2000 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

June 22, 2001

THE TALBOTS, INC.
RETIREMENT SAVINGS VOLUNTARY PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

                                                        2000             1999
                                                    -----------     -----------
ASSETS:
  Cash                                              $        39     $     6,181
                                                    -----------     -----------
  Investments, at fair value:
    Nonparticipant-directed investments -
     participant loans                                2,175,341       1,836,557
    Participant-directed investments                 85,846,648      73,246,959
                                                    -----------     -----------
      Total investments                              88,021,989      75,083,516
                                                    -----------     -----------

  Receivables:
    Employer contributions                               33,430              --
    Employee contributions                               99,439              --
    Due from broker for investments sold                 30,000          20,702
    Dividends and interest                                5,021             494
                                                    -----------     -----------

      Total receivables                                 167,890          21,196
                                                    -----------     -----------
      Total assets                                   88,189,918      75,110,893
                                                    -----------     -----------

LIABILITIES:
  Payable for investments purchased                      34,734          11,737
  Accrued management fee                                 40,294              --
                                                    -----------     -----------
      Total liabilities                                  75,028          11,737
                                                    -----------     -----------
NET ASSETS AVAILABLE FOR BENEFITS                   $88,114,890     $75,099,156
                                                    ===========     ===========


See notes to financial statements.
                                      - 2 -

THE TALBOTS, INC.
RETIREMENT SAVINGS VOLUNTARY PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

                                                        2000             1999
                                                    -----------     -----------
ADDITIONS:
  Employer contributions                            $ 3,611,699     $ 2,449,801
  Employee contributions                              8,837,011       7,163,661
  Rollover contributions                                471,037              --
  Dividend and interest income                        4,826,052       5,555,979
  Net appreciation in fair value of investments       1,121,058       2,199,320
                                                    -----------     -----------
     Total additions                                 18,866,857      17,368,761
                                                    -----------     -----------

DEDUCTIONS:
  Benefit payments                                    5,418,354       6,249,793
  Investment management fee                             432,769         422,125
                                                    -----------     -----------
     Total deductions                                 5,851,123       6,671,918
                                                    -----------     -----------

NET INCREASE                                         13,015,734      10,696,843

NET ASSETS AVAILABLE FOR BENEFITS:

  Beginning of year                                  75,099,156      64,402,313
                                                    -----------     -----------

  End of year                                       $88,114,890     $75,099,156
                                                    ===========     ===========

See notes to financial statements.

THE TALBOTS, INC.
RETIREMENT SAVINGS VOLUNTARY PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


1.    DESCRIPTION OF THE PLAN

      The following brief description of The Talbots, Inc. Retirement Savings Voluntary Plan (the "Plan") is for general information purposes only. Participants should refer to the plan document for more complete information.

      GENERAL INFORMATION - The Plan is a defined contribution 401(k) plan established by The Talbots, Inc. (the "Company") on January 1, 1989 and amended and restated effective as of November 1, 1993 for the employees of the Company. Employees are eligible to participate following completion of one year of service, attainment of age 21, and at least 1,000 hours worked during the plan year. Prior to October 1, 1999, State Street Bank and Trust Company served as trustee of the Plan and Watson Wyatt Worldwide served as the recordkeeper. Effective October 1, 1999, American Express Trust Co. ("AETC") Retirement Services serves as both trustee and recordkeeper of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      PARTICIPATION - Once an employee becomes eligible to participate in the Plan, he or she may elect to become a participant by entering into a compensation reduction authorization agreement. This agreement provides that the participant accept a reduction in compensation in an amount equal to 1% to 15% of his or her compensation. The maximum employee deferral is the lesser of 15% of the participant's compensation or $10,500 (for 2000), indexed for inflation in accordance with the Internal Revenue Code (the "Code").

      CONTRIBUTIONS - During each plan year, the Company makes matching contributions. Prior to October 1, 1999, the Company determined the rate at which the matching contribution, if any, would be made each quarter. Effective October 1, 1999, the Company's matching contribution, if any, is determined each week. The Company's matching contribution for the periods covered by these financial statements was 50% of the employee contribution up to 6% of the employee compensation.

      VESTING AND FORFEITURES - All employee contributions are 100% vested. Company contributions vest 20% after each year of service. Forfeitures are reallocated on a pro rata basis to active participants, as employer contributions, based on the participant's compensation.

      BENEFIT ARRANGEMENTS - The Plan provides for the payment of a participant's account balance to participants who have reached the later of the normal retirement age of 65 or who have completed five years of vesting service. A participant may also choose to withdraw his or her vested account balance upon attainment of the early retirement age or age 59 1/2. If the participant's service with the Company terminates other than by reason of retirement, the participant may elect to receive his or her vested account balance as soon as possible following termination of employment. Distributions will be made in a lump sum, provided that no payment may be made without the participant's consent before his or her normal or early retirement age, if such payment would be in excess of certain amounts designated in the plan document.

      PARTICIPANT LOANS - Participants may borrow from their accounts up to 50% of the vested value of their accounts. The minimum loan amount is $500. Loan terms range from one to five years or up to 10 years for the purpose of purchasing a primary residence. Interest rates range from 7% to 10.50%.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING - The financial statements of the Plan are prepared on the accrual basis of accounting. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      VALUATION OF INVESTMENTS - The investments of the Plan are stated at fair value. The Talbots, Inc. common stock is recorded at quoted market prices. Shares of mutual funds or collective funds are recorded at net asset value. Participant loans are recorded at cost which approximates fair value.

      BENEFIT PAYMENTS - Benefit payments to participants are recorded when paid.

      ADMINISTRATIVE PLAN EXPENSES - Most expenses incurred in administering the Plan, including those necessary for the administration of the Trust, are paid out of the principal or income of the Trust unless paid by the Company at its sole discretion. For the years ended December 31, 2000 and 1999, the Company did not pay any material administrative expenses of the Plan. Investment management fees incurred by the funds are paid out of the assets of the individual funds.

      ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

3.    INVESTMENTS

      The following investments represent 5 percent or more of the net assets of the Plan available for benefits as of December 31:

                                                        2000           1999
                                                     -----------    -----------
      Talbots, Inc.                                  $18,398,335    $ 9,701,390
      AETC Income Fund II                             12,432,729     11,684,590
      Invesco Total Return Fund                       15,746,560     20,084,271
      AXP New Dimensions Fund                         26,956,263     29,771,253



      During 2000 and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held, during the year) appreciated in value by $1,121,058 and $2,199,320, respectively, as follows:

                                                        2000           1999
                                                     -----------    -----------
      At fair value:
        Common stock                                 $ 9,811,396    $ 1,636,389
        Mutual funds                                  (8,690,338)       562,931
                                                     -----------    -----------
          Total                                      $ 1,121,058    $ 2,199,320
                                                     ===========    ===========
                                      - 5 -

4.    NONPARTICIPANT-DIRECTED INVESTMENTS

      At December 31, 2000 and 1999, the Plan had nonparticipant-directed investments representing loans to participants in the amount of $2,175,341 and $1,836,557, respectively. The amount of interest income on these loans for the years ended December 31, 2000 and 1999 was $178,088 and $136,198, respectively.

5.    PLAN TERMINATION

      In the event of termination of the Plan, or complete discontinuance of contributions thereto by the Company, the rights of all employees shall be fully vested and nonforfeitable. Following termination of the Plan, subject to reasonable administrative delays, all benefits under the Plan shall be paid in conformity with the standard benefit distribution policies of the Plan.

6.    TAX STATUS OF THE PLAN

      The Plan obtained a favorable determination letter in 1995 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

                                   * * * * * *

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THE TALBOTS, INC.
RETIREMENT SAVINGS VOLUNTARY PLAN

SCHEDULE H, PART IV LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
DECEMBER 31, 2000
-----------------------------------------------------------------------------------------------------------------------------
(a)     b) IDENTITY OF ISSUE,                             c) DESCRIPTION OF INVESTMENT,           d) COST         e) CURRENT
           BORROWER, LESSOR OR                               INCLUDING MATURITY DATE,                                 VALUE
           SIMILAR PARTY                                     INTEREST RATE, COLLATERAL
                                                             PAR OR MATURITY VALUE

 *      Nonparticipant-Directed       Participants           Interest rates ranging from 7.0%     $    --         $ 2,175,341
        Investments-Participant                              to 10.5%; various maturity dates                     -----------
        Loans                                                through December 30, 2010

        Participant-Directed
         Investments:

 *      Talbots, Inc. Common Stock    Talbots, Inc.          Common Stock (1,060,973 shares)                       18,398,335

 *      AETC Income Fund II           American Express       Collective Fund (601,428 shares)                      12,432,729
                                       Trust Co.

 *      AETC Equity Index Fund II     American Express       Collective Fund (81,499 shares)                        2,951,495
                                       Trust Co.

        PIMCo Total Return Fund       PIMCo Funds            Mutual Fund (96,075 shares)                              998,226

        Invesco Total Return Fund     Invesco                Mutual Fund (595,784 shares)                          15,746,560

 *      AXP New Dimensions Fund       American Express       Mutual Fund (927,607 shares)                          26,956,263
                                       Financial Advisors

        Baron Asset Fund              Baron Funds            Mutual Fund (37,297 shares)                            2,028,559

        Davis New York Venture        Davis Funds            Mutual Fund (93,931 shares)                            2,699,584
         Fund (Class A)

        Janus Overseas Fund           Janus                  Mutual Fund (136,959 shares)                           3,634,897
                                                                                                                  -----------
        Total Participant-Directed
          Investments                                                                                              85,846,648
                                                                                                                  -----------
        TOTAL INVESTMENTS                                                                                         $88,021,989
                                                                                                                  ===========

* Party-in-interest

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SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this report to be signed on its behalf by the undersigned.




      THE TALBOTS, INC. RETIREMENT SAVINGS VOLUNTARY PLAN




Dated:   June 28, 2001                    PLAN ADMINISTRATOR
                                          By Administrative Committee


                                          By:  /s/ Edward L. Larsen
                                               ---------------------------------
                                               Edward L. Larsen
                                               Administrative Committee Member


                                          By:  /s/ Stuart M. Stolper
                                                --------------------------------
                                                Stuart M. Stolper
                                                Administrative Committee Member

                                                                       EXHIBIT 1



INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in Registration Statement No. 33-72086 of The Talbots, Inc. on Form S-8 of our report, dated June 22, 2001, appearing in this Annual Report on Form 11-K of The Talbots, Inc. Retirement Savings Voluntary Plan for the year ended December 31, 2000.


/s/ Deloitte & Touche LLP

Boston Massachusetts
June 28, 2001

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